SECU 15027644 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 31 2015
WASH. D.C.
189

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 7541 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLC
(Name – *if individual, state last, first, middle name*)

3330 W. Esplanade Ave, Ste 100 (Address) Metairie (City) LA (State) 70072 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Raymond A Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ray Thompson
Signature

SR. V.P. / CCO
Title

Notary Public Marc G Dorsey
LA BAR # 17943

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *DORSEY & COMPANY, INC.*

## *FINANCIAL STATEMENTS*

*June 30, 2015*

# *DORSEY & COMPANY, INC.*

*TABLE OF CONTENTS*

*June 30, 2015*

Kushner LaGraize, L.L.C.

**_CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS_**

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*_A Professional Accounting Corporation_
†_Certified Forensic Accountant_

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dorsey & Company, Inc.

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kushner, LaGraize, LLC

Metairie, Louisiana
August 27, 2015

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

## *DORSEY & COMPANY, INC.*

*STATEMENT OF FINANCIAL CONDITION*

*June 30, 2015*

ASSETS

| | | 2015 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 311,112 |
| Deposits held by clearing broker, restricted | | 52,081 |
| Accounts receivable investment advisory fees | | 48,986 |
| Receivable from clearing broker | | 653,421 |
| Securities owned, held at clearing broker, at fair value | | 1,075,854 |
| Property and equipment, net of accumulated depreciation of $130,811 | | 46,787 |
| Other assets | | 31,951 |
| TOTAL ASSETS | $ | 2,220,192 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ | 630,733 |
| TOTAL LIABILITIES | | 630,733 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock – $1 par value, authorized – 200,000 shares each Class A and Class B, issued – 51,450 shares Class A and 2,640 shares Class B | | 54,090 |
| Additional paid-in capital | | 265,104 |
| Retained earnings | | 1,938,172 |
| Treasury stock, at cost – 48,550 shares | | (667,907) |
| TOTAL STOCKHOLDERS' EQUITY | | 1,589,459 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 2,220,192 |

*The accompanying notes are an integral part of these financial statements*

## *DORSEY & COMPANY, INC.*

*STATEMENT OF INCOME*

*For the Year Ended June 30, 2015*

| | 2015 |
|---|---|
| REVENUES | |
| Net dealer inventory and investment gains | $ 1,939,381 |
| Investment advisory fees | 2,152,287 |
| Commission income | 621,351 |
| Interest and dividends | 52,427 |
| Other income | 143,589 |
| TOTAL REVENUES | 4,909,035 |
| EXPENSES | |
| Employee compensation and benefits | 3,677,645 |
| Brokerage commissions and fees | 95,678 |
| Occupancy | 87,321 |
| Other operating and general and administrative expenses | 876,282 |
| TOTAL EXPENSES | 4,736,926 |
| INCOME BEFORE INCOME TAX EXPENSE | 172,109 |
| INCOME TAX EXPENSE | 58,754 |
| NET INCOME | $ 113,355 |

*The accompanying notes are an integral part of these financial statements*

## *DORSEY & COMPANY, INC.*

*STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY*

*For the Year Ended June 30, 2015*

| | Common Stock Class A | Common Stock Class B | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance - June 30, 2014 | $ 51,450 | $ 1,990 | $ 246,091 | $ 1,984,817 | $ (667,907) | $ 1,616,441 |
| Net Income | - | - | - | 113,355 | - | 113,355 |
| Stock Issuance | - | 650 | 19,013 | - | - | 19,663 |
| Dividends to Stockholders | - | - | | (160,000) | - | (160,000) |
| Balance - June 30, 2015 | $ 51,450 | $ 2,640 | $ 265,104 | $ 1,938,172 | $ (667,907) | $ 1,589,459 |

# *DORSEY & COMPANY, INC.*

*STATEMENT OF CASH FLOWS*

*For the Year Ended June 30, 2015*

| | 2015 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 113,355 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | |
| Depreciation and amortization | 4,298 |
| Net (increase) decrease in operating assets | |
| Deposits held by clearing broker, restricted | (1,654) |
| Accounts receivable investment advisory fee | (13,765) |
| Receivable from clearing broker | 259,469 |
| Securities owned, held at clearing broker | (351,381) |
| Other assets | 1,434 |
| Net increase (decrease) in operating liabilities | |
| Accounts payable and accrued liabilities | 270,687 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 282,443 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Dividends paid | (160,000) |
| Stock issuance | 19,663 |
| NET CASH USED IN FINANCING ACTIVITIES | (140,337) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 142,106 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 169,006 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 311,112 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Interest paid during the year | $ 21,345 |
| Taxes paid during the year | $ 34,680 |

*The accompanying notes are an integral part of these financial statements*

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization and Basis of Presentation***

Dorsey & Company, Inc. (the Company) operates from its office in New Orleans, Louisiana, as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a non-clearing broker under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) and, as such, has an agreement with a third-party clearing organization to clear and carry its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor (RIA) and is registered with the SEC.

***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

***Securities***

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

***Property and Equipment***

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

***Revenue Recognition***

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. Investment advisory fees are billed quarterly in advance and are recognized as earned on a pro-rata basis over the term of the contract.

***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

***Income Taxes - Continued***

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Advertising & Marketing***

The Company expenses the costs of advertising and marketing as they are incurred. Advertising and marketing expense totaled $36,003 for the year ended June 30, 2015.

***Statement of Liabilities Subordinated to the Claims of General Creditors***

The Statement of Liabilities Subordinated to the Claims of General Creditors has been omitted since the Company had no such liabilities as of or during the year ended June 30, 2015.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing, LLC (First Clearing) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $50,000. At June 30, 2015, $52,081, of cash and/or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker, plus net deposits of cash and/or securities held at clearing broker.

NOTE 4 – SECURITIES

Securities owned, held at clearing broker, consist of the Company's trading accounts at market value. These investments as of June 30, 2015, are summarized as follows:

| | 2015 |
|---|---|
| Securities owned, held at clearing broker: | |
| State and municipal bonds | $ 1,070,453 |
| Corporate bonds, stocks, other | 5,401 |
| | $ 1,075,854 |

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, _Fair Value Measurements and Disclosures_, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2015.

NOTE 4 – SECURITIES - Continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

State and Municipal Bonds – These securities consist of debt obligations that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

U.S. Equities, Other – These securities are actively traded on a national securities exchange (or reported on the NASDAQ national market), traded over-the-counter (OTC) or are mutual funds and are stated at the last reported sales price on the day of valuation.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2015:

| | ASSETS AT FAIR VALUE AS OF JUNE 30, 2015 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| ASSETS | | | | |
| Securities owned, held by clearing broker: | | | | |
| State and municipal bonds | $ - | $ 1,070,453 | $ - | $ 1,070,453 |
| U.S. equities, other | 5,401 | - | - | 5,401 |
| | $ 5,401 | $ 1,070,453 | $ - | $ 1,075,854 |

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30, 2015 were as follows:

| | 2015 |
|---|---|
| Furniture and fixtures | $ 51,400 |
| Telephone system | 36,981 |
| Leasehold improvements | 71,670 |
| Computer equipment | 17,547 |
| | 177,598 |
| Less accumulated depreciation | (130,811) |
| | $ 46,787 |

Depreciation charged to operations amounted to $4,298 for the year ended June 30, 2015.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2015, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

| Year Ending June 30, | Amount |
|---|---|
| 2016 | $ 71,700 |
| 2017 | 71,700 |
| 2018 | 71,700 |
| 2019 | 71,700 |
| 2020 | 71,700 |
| Thereafter | 101,575 |
| | $ 460,075 |

Rent expense under this lease totaled $71,700 for the year ended June 30, 2015.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, in consultation with legal counsel, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $190,000 was contributed to the plan by the Company for the year ended June 30, 2015.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $69,082 was contributed to the plan by the Company for the year ended June 30, 2015.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1.

At June 30, 2015, the Company had Net Capital of $1,392,774 which was $1,142,774 in excess of its required Net Capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .453 to 1 at June 30, 2015.

NOTE 9 – GUARANTEES

The Company clears all of its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As First Clearing's right to charge the Company has no maximum amount and applies to all trades executed through First Clearing, the Company believes there is no maximum amount assignable to this right. At June 30, 2015, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should First Clearing, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. The Company had amounts on deposit in banks at June 30, 2015 of $402,590 which exceeded the federally insured limit by $152,590.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the year ended June 30, 2015:

| | 2015 |
|---|---|
| Current | 58,754 |
| Deferred | - |
| | $ 58,754 |

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received deduction.

NOTE 11 – INCOME TAXES - Continued

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2011 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of June 30, 2015.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to such related party totaled $71,700 for the year ended June 30, 2015.

**DORSEY & COMPANY, INC.**

*SUPPLEMENTAL INFORMATION*

*As of June 30, 2015*

*SCHEDULE I*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION*

| | | |
|---|---|---|
| Total Stockholders' Equity | | $ 1,589,459 |
| Deductions and/or charges: | | |
| Non-Allowable assets: | | |
| Property and equipment, net | | (46,787) |
| Accounts receivable investment advisory fees | | (48,986) |
| Other assets | | (31,951) |
| Net Capital before haircuts on securities positions | | 1,461,735 |
| Haircuts on securities | | (68,961) |
| Net Capital | | $ 1,392,774 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS: | | |
| Total Aggregate Indebtedness | $ 630,733 | |
| Computed Net Capital required (6 2/3% of Aggregate Indebtedness) | 42,049 | |
| Statutory minimum Net Capital requirement | 250,000 | |
| Net Capital requirement (greater of computed or statutory amount) | | 250,000 |
| Excess Net Capital | | $ 1,142,774 |
| Excess Net Capital at 1000% (Net Capital, less 120% of statutory minimum Net Capital required) | | $ 1,092,774 |
| Ratio: Aggregate Indebtedness to Net Capital | | .453 to 1 |

# DORSEY & COMPANY, INC.

*SUPPLEMENTAL INFORMATION*

*As of June 30, 2015*

*SCHEDULE I*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION – Continued*

There were no material differences between this computation of Net Capital and the corresponding calculation prepared by the Company.

# *DORSEY & COMPANY, INC.*

*SUPPLEMENTAL INFORMATION*
*As of June 30, 2015*

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS, INFORMATION RELATING TO POSSESSION OR CONTROL,
AND SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transaction are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

# *Kushner LaGraize*, L.L.C.

**CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS**

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation
†Certified Forensic Accountant

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

## Report of Independent Registered Public Accounting Firm

To the Stockholders
Dorsey & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemptive Provisions Under Rule 15c3-3, in which (1) Dorsey & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)*(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kushner LaGraize, LLC

Metairie, Louisiana
August 27, 2015

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

## EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

I, Raymond A. Thompson, Senior Vice President and Chief Compliance Officer of Dorsey & Company, Inc., do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct:

> Dorsey & Company, Inc. meets the identified exemption provision in §240.15c3-3(k)(2)(ii) in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; and that it met this exemptive provision throughout the most recent fiscal year without exception.

Dorsey & Company, Inc.

BY: Ray Thompson
Raymond A Thompson/SrVP/CCO

DATED: July 28, 2015

*Kushner LaGraize*, L.L.C.

***CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS***

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
**A Professional Accounting Corporation*
*†Certified Forensic Accountant*

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of Dorsey & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Dorsey & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the specified parties in evaluating Dorsey & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Dorsey & Company, Inc.'s management is responsible for Dorsey & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and the related SIPC forms, noting no differences.

2. Compared the amounts reported on the audited amended Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and transaction detail, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the transaction detail for adjustments supporting the adjustments, noting no differences.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville, LLC

Metairie, Louisiana
August 27, 2015

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **6/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

007541 FINRA JUN
DORSEY & COMPANY INC
511 GRAVIER ST 3RD FL
NEW ORLEANS LA 70130-2726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 10,502.82

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 5,093.26 )
1/28/2015
Date Paid

C. Less prior overpayment applied ( ______ )

D. Assessment balance due or (overpayment) 5,409.56

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,409.56

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,409.56

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dorsey & Company, Inc.
(Name of Corporation, Partnership or other organization)

Ray Thompson
(Authorized Signature)

Dated the 24th day of July, 20 15.

Sr. V.P.
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,909,035 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 10,192 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 10,192 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 604,895 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 88,819 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 3,040 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 21,345 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,560 | |
| Enter the greater of line (i) or (ii) | 21,345 |
| Total deductions | 718,099 |
| 2d. SIPC Net Operating Revenues | $ 4,201,128 |
| 2e. General Assessment @ .0025 | $ 10,502.82 |

(to page 1, line 2.A.)